CONSULTING AGREEMENT

This Agreement is made on Thursday, January 31, 2006 between **Circulation Marketing Systems Inc**. (the "Company") and **VOS International Inc.** (the "Consultant"), The Consultant has extensive experience regarding Leas negotiation equipment procurement faculties set up and operations, and the Company seeks to benefit from the Consultant's expertise by retaining the Consultant as an nonexclusive Technical Consultant. The Consultant wishes to perform consulting services for the Company. Accordingly, the Company and the Consultant agree as follows:

1. Services

   The consultant shall provide advice and consulting services to the Company with respect to matters related to the Design, setup and operations of CMS's Empire State Building location. The Consultant shall be engaged by the Company as a consultant for the exchange of ideas only and under the terms of this Agreement,

2. Compensation

   As full consideration for the consulting services provided by the Consultant, the Company shall pay to the Consultant 10% of the profits over 5 Years, Payment will be made to the Consultant on a quarterly biases. Payment shall be made no later than 10 days after the quarter.

3. Return of Materials

   The Consultant agrees to promptly return, following the termination of this Agreement or upon earlier request by the Company, all drawings, tracings, and written materials in the Consultant's possession and (i) supplied by the Company in conjunction with the Consultant's consulting services under this Agreement or (ii) generated by the Consultant in the performance of consulting services under this Agreement and not generated in the course of the Consultant's activities.

   a. If Company fail to enter into an agreement during that period of time, Company shall have a right of first refusal with respect to any terms generally more favorable offered to a third party for a period of one (1) year thereafter.

b. In the event Company elects to exercise its option to negotiate a license in accordance with the procedures detailed above, it shall be obligated to pay all expenses, including attorney's fees, incurred in searching prior art, obtaining search opinions, preparing applications, filing, prosecuting, enforcing or maintaining a patent or patent application with respect to the licensed invention in any country in which the patent or application is filed.

4. Defense and Indemnification

The company agrees, at its sole expense, to defend the Consultant and VOS against, and to indemnify and hold the Consultant VOS harmless from, any claims or suits by a third party against the Consultant or any liabilities or judgments based thereon, either arising form the Consultant's performance of services for the Company under this Agreement or arising from any Company products which result from the Consultant's performance of services under this Agreement.

5. Term and Termination
    a. This Agreement shall be for a term of 12 months, renewable upon reasonable terms and conditions as may be agreed upon by the Company and the Consultant.
    b. Termination of the Agreement under paragraph 8(a) above shall not affect (a) the Company's obligation to pay for services previously performed by the Consultant or expenses reasonably incurred by the Consultant for which the Consultant is entitled to reimbursement

6. Miscellaneous
    a. This Agreement shall inure to the benefit of and be binding upon the respective heirs, executors, successors, representatives, and assigns of the parties, as the case may be.
    b. The relationship created by this Agreement shall be that of independent contractor, and the Consultant shall have no authority to bind or act as agent for the Company or its employees for any purpose.
    c. The Company will not use the Consultant's name in any commercial advertisement or similar material used to promote or sell products, unless the Company obtains in advance the written consent of both the Consultant. Notice or payments given by one party to the other hereunder shall be in writing and deemed to have been properly given or paid if deposited with the United States Postal Service, registered or certified mail, addressed as follows:

Circulation Marketing Systems Inc.
1309 East 7th Street
Austin, TX 79702
(515)586-1261

VOS International Inc,
13000 Danielson Street Suite J
Poway CA 92064

d. This Agreement replaces all previous agreements and the discussions relating to the subject matters hereof and constitutes the entire agreement between the Company and the Consultant with respect to the subject matters of this Agreement. This Agreement may not be modified in any respect by any verbal statement, representation, or agreement made by any employee, officer, or representative of the Company, or by any written documents unless it is signed by an officer of the Company and by the Consultant.

e. If any term or provision of this Agreement is deemed invalid, contrary to, or prohibited under applicable laws or regulation of any jurisdiction, this Agreement (save only this sentence) shall be invalid.

IN WITNESS WHEREOF, the parties have executed this Agreement effective the date first stated above.

By:_____/s/ Jack Cisco_____
          Jack Cisco President

By: ____/s/ Richard Matulich_____
Richard Matulich, Chief Operating Officer